Public Service Company of New Hampshire						Exhibit 12
Ratio of Earnings to Fixed Charges

	Three Months
(Thousands of Dollars)	Ended
	March 31, 2009	For the Years Ended December 31,
	(unaudited)	2008	2007	2006	2005	2004
Earnings, as defined:
Net income	$17,495	$58,067	$54,434	$35,323	$41,739	$46,641
Income tax expense	7,506	21,996	22,794	39,183	12,234	12,993
Equity in (earnings)/losses of regional nuclear
generating companies	(18)	(62)	(343)	74	(230)	(165)
Dividends received from regional equity investees	220	-	521	367	172	614
Fixed charges, as below	13,781	54,597	50,637	50,092	49,751	47,211
Less: Interest capitalized (including AFUDC)	(860)	(2,967)	(2,985)	(2,768)	(1,896)	(272)
Total earnings, as defined	$38,124	$131,631	$125,058	$122,271	$101,770	$107,022

Fixed charges, as defined:
Interest on long-term debt (a)	$8,104	$32,655	$26,029	$24,100	$20,481	$17,441
Interest on rate reduction bonds	3,658	15,969	18,013	20,828	24,074	26,901
Other interest (b)	792	1,539	2,243	829	1,733	1,197
Rental interest factor	367	1,467	1,367	1,567	1,567	1,400
Interest capitalized (including AFUDC)	860	2,967	2,985	2,768	1,896	272
Total fixed charges, as defined	$13,781	$54,597	$50,637	$50,092	$49,751	$47,211

Ratio of Earnings to Fixed Charges	2.77	2.41	2.47	2.44	2.05	2.27

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b)

For the three months ended March 31, 2009, other interest includes interest related to Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."